UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. __)*

flyExclusive, Inc.

(Name of Issuer)

Class A Common Stock, $0.001 par value per share

(Title of Class of Securities)

343928107

(CUSIP Number)

Thomas James Segrave, Jr.

c/o flyExclusive, Inc.

2860 Jetport Road

Kinston, North Carolina 28504

(252) 208-7715

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 27, 2023

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 343928107

1	NAME OF REPORTING PERSONS Thomas James Segrave, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 59,930,000(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 59,930,000(1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 59,930,000(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 68.9%(2)
14	TYPE OF REPORTING PERSON IN

[1]

Comprised of an aggregate of 59,930,000 common units (“LGM Common Units”) of LGM Enterprises LLC (“LGM”), which consists of the following: (i) 57,530,000 LGM Common Units held directly by the Reporting Person and (ii) 600,000 LGM Common Units held by each of the following through a custodial account established pursuant to the Uniform Transfer to Minor Act for which the Reporting Person is custodian: (a) Thomas James Segrave, Jr. as Custodian for Laura Grace Segrave, (b) Thomas James Segrave, Jr. as Custodian for Madison Lee Segrave, (c) Thomas James Segrave, Jr. as Custodian for Lillian May Segrave and (d) Thomas James Segrave, Jr. as Custodian for Thomas James Segrave, III (collectively, the “Trusts”). In addition, the Reporting Person beneficially owns an aggregate of 59,930,000 shares of Class B Common Stock of flyExclusive, Inc. (the “Issuer”) (the “Class B Common Stock”) which is comprised of the same ownership amounts for the Reporting Person and the Trusts as the LGM Common Units. From and after December 27, 2024, the Reporting Person may redeem or exchange one LGM Common Unit for one share of the Issuer’s Class A Common Stock or, under certain circumstances, a cash payment based on the value of the Issuer’s Class A Common Stock. At the time of any such redemption or exchange, the Reporting Person would forfeit an equivalent number of shares of Class B Common Stock to the Issuer. Each share of the Issuer’s Class A Common Stock carries one vote per share and each share of Class B Common Stock carries one vote per share and no economic rights.

[2]

This percentage of the shares of the Issuer’s Class A Common Stock beneficially owned is based on approximately (i) 16,924,976 shares of the Issuer’s Class A Common Stock outstanding as of December 27, 2023, as reported in the Issuer’s Current Report on Form 8-K as filed with the Securities and Exchange Commission (the “SEC”) on January 3, 2024 (the “Form 8-K”), (ii) the 59,930,000 shares of the Issuer’s Class A Common Stock that the Reporting Person is eligible to convert his LGM Common Units into as discussed in this Schedule 13D as being issued and outstanding, (ii) 5,805,544 outstanding warrants of EG Acquisition Corp. (“EGA”) held by the public outstanding as of December 27, 2023, as reported in the Issuer’s Form 8-K (the “EGA Public Warrants”), and (iv) 4,333,333 outstanding private placement warrants of EGA held by EG Sponsor LLC, outstanding as of December 27, 2023, as reported in the Issuer’s Form 8-K (the “Private Placement Warrants”). The calculation assumes that all LGM Common Units, EGA Public Warrants and Private Placement Warrants are exercised or exchanged for one share of the Issuer’s Class A Common Stock and that such shares are deemed issued and outstanding. From and after December 27, 2024, the Reporting Person may redeem or exchange one LGM Common Unit for one share of the Issuer’s Class A Common Stock or, under certain circumstances, a cash payment based on the value of the Issuer’s Class A Common Stock. At the time of any such redemption or exchange, the Reporting Persons would forfeit an equivalent number of shares of Class B Common Stock to the Issuer.

SCHEDULE 13D

Item 1.	Security and Issuer.

This statement on Schedule 13D relates to the shares of Class A Common Stock of the Issuer. The Issuer’s principal executive office is located at 2860 Jetport Road, Kinston, North Carolina 28504.

Item 2.	Identity and Background

(a) This Schedule 13D is being filed pursuant to Rule 13d-1 of Regulations 13D-G under the Securities Exchange Act of 1934 (the “Act”) on behalf of Thomas James Segrave, Jr. (the “Reporting Person”).

(b) The business address of the Reporting Person is c/o flyExclusive, Inc., 2860 Jetport Road, Kinston, North Carolina 28504.

(c) The Reporting Person is the Chief Executive Officer of the Issuer and serves as a member of the Issuer’s Board of Directors.

(d) – (e) During the last five years, the Reporting Person: (i) has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a U.S. citizen.

Item 3.	Source and Amount of Funds or Other Consideration

The information set forth in Items 4, 5 and 6 of this Schedule 13D is incorporated by reference into this Item 3.

Upon consummation of the Business Combination (as defined below), the Reporting Person’s 59,930,000 LGM Common Units may be redeemed by the Reporting Person at any time on or after December 27, 2024 for shares of the Issuer’s Class A Common Stock on a one-to-one basis. Pursuant to the Equity Purchase Agreement (as defined below) and also in connection with the Business Combination (as defined below), the Reporting Person received 59,930,000 shares of the Issuer’s Class B Common Stock, which affords the Reporting Person voting rights in the Issuer, but no economic rights.

Item 4.	Purpose of Transaction.

The information set forth in Items, 3, 5 and 6 of this Schedule 13D is incorporated by reference into this Item 4.

Business Combination

On December 27, 2023 (the “Closing Date”), pursuant to an Equity Purchase Agreement, dated as of October 17, 2022, by and among LGM Enterprises LLC (“LGM”), EG Acquisition Corp., EG Sponsor LLC (the “Sponsor”), the Existing Equityholder Representative (as defined therein) and the Existing Equityholders (as defined therein) listed on Annex A thereto, which was amended by Amendment No. 1 to Equity Purchase Agreement, dated as of April 21, 2023 (the “Equity Purchase Agreement”), EG Acquisition Corp. reorganized as an umbrella partnership-C corporation structure, in which substantially all of the operating assets of the Issuer’s business are held by LGM, and the Issuer’s only asset is its equity interest in LGM (collectively with all the transactions contemplated by the Equity Purchase Agreement, the “Business Combination”).

A&R Operating Agreement

In connection with the Business Combination, the Issuer, LGM and the Existing Equityholders (as defined in the A&R Operating Agreement as defined below) entered into an Amended and Restated Limited Liability Company Operating Agreement of LGM (the “A&R Operating Agreement”), which, among other things, will: (i) appoint the Issuer as the managing member of LGM and (ii) restructure the capitalization of LGM to: (a) authorize the issuance of the LGM Common Units to the Issuer, and (b) reclassify the existing LGM interests, subject to certain exceptions, held by the Existing Equityholders (as defined therein) into LGM Common Units.

The A&R Operating Agreement and the Second Amended and Restated Certificate of Incorporation of the Issuer prohibit transfers of LGM Units and shares of Class B Common Stock, subject to certain exceptions. From and after December 27, 2024, the Reporting Person may redeem or exchange one LGM Common Unit for one share of the Issuer’s Class A Common Stock or, at the election of the Issuer, a cash payment based on the value of the Issuer’s Class A Common Stock. At the time of any such redemption or exchange, the Reporting Person would forfeit an equivalent number of shares of Class B Common Stock to the Issuer.

As a result of the Business Combination, pursuant to the A&R Operating Agreement, the Reporting Person received 59,930,000 LGM Common Units and 59,930,000 shares of the Issuer’s Class B Common Stock.

Stockholders’ Agreement

In connection with the closing of the Business Combination, the Issuer and the Stockholder Parties (as defined in the Stockholders’ Agreement as defined below) entered into a Stockholders’ Agreement (the “Stockholders’ Agreement”). Pursuant to the Stockholders’ Agreement, among other things, the Stockholder Parties (as defined in the Stockholders’ Agreement) agreed to vote all securities of the Issuer that may be voted in the election of the Issuer’s board of directors (the “Board”) held by each in accordance with the provisions of the Stockholders’ Agreement. On the Closing Date, the Board will initially consist of seven (7) directors. The Sponsor Holders (as defined in the Stockholders’ Agreement) will have the right to nominate two (2) members to the Board , assuming minimum percentage ownership requirements are met. The Stockholder Parties (as defined in the Stockholders’ Agreement) will respectively agree to vote for each of the foregoing nominees.

Additionally, the Stockholders Agreement prohibits the Reporting Person from transferring shares of the Issuer’s Class A Common Stock and Class B Common Stock received in the Business Combination prior to December 27, 2024, subject to certain exceptions.

Amended and Restated Registration Rights Agreement

In connection with the closing of the Business Combination, the Issuer, the Sponsor, the Existing Holders (as defined in the A&R Registration Rights Agreement as defined below) and New Holders (as defined in the A&R Registration Rights Agreement as defined below) entered into an Amended and Restated Registration Rights Agreement (the “A&R Registration Rights Agreement”), pursuant to which the Issuer has granted the Existing and New Holders (as defined in the A&R Registration Rights Agreement) certain registration rights with respect to the Registrable Securities (as defined in the A&R Registration Rights Agreement). Subject to the terms and conditions of the A&R Registration Rights Agreement, the Reporting Person is entitled to demand registration rights and piggyback registration rights.

The foregoing descriptions of the Equity Purchase Agreement, A&R Operating Agreement, Stockholders’ Agreement and A&R Registration Rights Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of such agreements, which are each attached as an exhibit to this Schedule 13D and incorporated herein by reference.

General

The Reporting Person acquired the securities described in this Schedule 13D in connection with the closing of the Business Combination.

Subject to the terms of the Stockholders’ Agreement and the A&R Registration Rights Agreement, the Reporting Person may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, the Reporting Person, in his position as a securityholder of the Issuer and in his position as Chief Executive Officer and Board member of the Issuer, may engage in discussions with management, the Board, and other securityholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore (i) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of the Issuer’s subsidiaries; (ii) a sale or transfer of a material amount of assets of the Issuer or any of the Issuer’s subsidiaries; (iii) any change in the present board of directors or management of the Issuer; (iv) any material change in the present capitalization or dividend policy of the Issuer; (v) any other material change in the Issuer’s business or corporate structure; (vi) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (vii) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (viii) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (ix) any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer.

(a) See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of the Issuer’s Class A Common Stock and percentage of the Issuer’s Class A Common Stock beneficially owned by the Reporting Person. The percentage used in this Schedule 13D is calculated based upon approximately (i) 16,924,976 shares of the Issuer’s Class A Common Stock outstanding as of December 27, 2023, as reported in the Issuer’s Form 8-K, (ii) the 59,930,000 shares of the Issuer’s Class A Common Stock that the Reporting Person is eligible to convert his LGM Common Units into as discussed in this Schedule 13D as being issued and outstanding, (ii) 5,805,544 outstanding EGA Public Warrants, and (iv) 4,333,333 Private Placement Warrants. The calculation assumes that all LGM Common Units, EGA Public Warrants and Private Placement Warrants are exercised or exchanged for one share of the Issuer’s Class A Common Stock and that such shares are deemed issued and outstanding. From and after December 27, 2024, the Reporting Person may redeem or exchange one LGM Common Unit for one share of the Issuer’s Class A Common Stock or, under certain circumstances, a cash payment based on the value of the Issuer’s Class A Common Stock. At the time of any such redemption or exchange, the Reporting Persons would forfeit an equivalent number of shares of Class B Common Stock to the Issuer.

(b) See rows (7) through (10) of the cover pages to this Schedule 13D for the number of Class A Common Stock to which the Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c) Except as described in this Schedule 13D, during the past 60 days, the Reporting Person has not effected any transaction with respect to the Issuer’s Class A Common Stock.

(d) No other person is known by the Reporting Person to have the right to receive or the power to direct the receipt from, or the proceeds from the sale of, any Class A Common Stock beneficially owned by the Reporting Person.

(e) Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 4 above summarizes certain provisions of the Stockholders’ Agreement and the A&R Registration Rights Agreement and is incorporated herein by reference. A copy of each of these agreements is attached as an exhibit to this Schedule 13D and incorporated herein by reference.

Except as set forth herein, the Reporting Person does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Materials to be Filed as Exhibits.

Exhibit 7.01 –	Equity Purchase Agreement, dated as of October 17, 2022, by and among LGM Enterprises LLC, EG Acquisition Corp., EG Sponsor LLC, the Existing Equityholder Representative and the Existing Equityholders listed on Annex A thereto (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K, filed with the SEC on October 18, 2022).

Exhibit 7.02 –	Amendment No. 1 to Equity Purchase Agreement, dated as of April 21, 2023, by and among LGM Enterprises, LLC, EG Acquisition Corp. and the LGM Existing Equityholders listed on Annex A of the Equity Purchase Agreement (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K, filed with the SEC on April 21, 2023).

Exhibit 7.03 –	Amended and Restated Operating Agreement of LGM Enterprises, LLC (incorporated by reference to Exhibit 10.4 to the Issuer’s Current Report on Form 8-K, filed with the SEC on January 3, 2024).

Exhibit 7.04 –	Stockholders’ Agreement, dated as of December 27, 2023 by and among EG Acquisition Corp., Thomas James Segrave, Jr., the Existing Equityholders listed therein and EG Sponsor LLC (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, filed with the SEC on January 3, 2024).

Exhibit 7.05 –	Amended and Restated Registration Rights Agreement, dated as of December 27, 2023, by and among EG Acquisition Corp., EG Sponsor LLC, Existing Holders (as defined therein) and New Holders (as defined therein) (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K, filed with the SEC on January 3, 2024).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 8, 2024

/s/ Thomas James Segrave, Jr.
Thomas James Segrave, Jr.